ARTICLES OF AMENDMENT TO
                      ARTICLES OF INCORPORATION
                                OF
                      SILK BOTANICALS.COM, INC.


1. The following provision of the Articles of Incorporation of Silk Botanicals.com, Inc., a Florida corporation (the "Company") filed in Tallahassee on November 20, 1998 as document number P98000098924, and pursuant to Sections 607.0704, 607.0725, 607.0726, 607.1001 and
607.1003 of the Florida Business Corporation Act, be and hereby is amended to read as follows:


                         SECOND ARTICLE

On February 5, 2001 the Company effectuated a 1 for 70 reverse stock split by approval of the Board and a majority of the Shareholders.
The record date of the reverse stock split was February 2, 2001. This stock split does not change the number of authorized shares of the Company. The Company is authorized to issue 300,000,000 shares of Common Stock having a par value of $.001 each. Additionally, the Company is authorized to issue 50,000,000 shares of Preferred Stock, having a par value of $.001 each. The Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. A total of 1,900 shares of the Preferred Stock are herby designated as Series A Preferred Stock, and the preferences for this Series A are set forth below in Article XI. The rights, preferences and limitations of any additional series of Preferred Stock (other than the Series A Preferred Stock) may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking funds provisions (if any), conversion rights (if any), and voting rights.


     The foregoing amendment were adopted by a majority vote of the Company's Shareholders and Directors on the 20th day February, 2001, in accordance with the provisions of the Florida Business Corporation Act. The number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, the undersigned President of the Company has executed these Articles of Amendment on the 20th day of February, 2001.

                                 SILK BOTANICALS.COM, INC.


                                 __/s/_________________________
                                 Joseph R. Bergmann,  President




          Exhibit 3.(i)6. - Pg. 1


STATE OF FLORIDA
COUNTY OF PALM BEACH

     On this 6th day of October, 2000, before me, a Notary Public, duly authorized in the State and County named above to take acknowledgments, personally appeared Joseph R. Bergmann, to me known to be the person whose name is subscribed to the within instrument, and he acknowledged that he executed the same for the purposes therein contained.

     IN WITNESS WHEREOF, I hereunto set my hand and official seal.



                                       __/s/___________________________
                                       Notary Public - State of Florida
                                       My Commission Expires:



          Exhibit 3.(i)6. - Pg. 2